Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

KONECRANES PLC  STOCK EXCHANGE RELEASE  October 15, 2015 at 23:20 EET

JOHN L. GARRISON, JR. APPOINTED TEREX CORPORATION’S NEW PRESIDENT AND CEO

On August 10, 2015, Konecranes entered into an agreement with Terex Corporation ("Terex") to combine businesses in a merger of equals. The combined company will be called Konecranes Terex Plc. Under the agreement, Konecranes’ current Chairman of the Board will become Konecranes Terex’ Chairman and the Terex CEO will become Konecranes Terex’ CEO upon and subject to the completion of the merger.

Terex has on October 15, 2015, announced that MBA John L. Garrison, Jr. has been appointed President and CEO of Terex as of November 2, 2015. Mr. Garrison will transfer from Textron, Inc. (NYSE: TXT), where he served as President and CEO of their Bell Helicopter Segment. Terex’ press release is included in the appendix. Since the regulatory approvals are still pending, the Board of Directors of Konecranes has only acknowledged the appointment.

KONECRANES PLC

Miikka Kinnunen
Director, Investor Relations

FURTHER INFORMATION
Miikka Kinnunen, Director, Investor Relations, Konecranes Plc,
tel. +358 20 427 2050

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2014, Group sales totaled EUR 2,011 million. The Group has 11,900 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

DISTRIBUTION
Nasdaq Helsinki
Major media
www.konecranes.com

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

APPENDIX

Terex Names John L. Garrison, Jr. New Chief Executive Officer

WESTPORT, CT, October 15, 2015 – Terex Corporation (NYSE:TEX) today named John L. Garrison, Jr. Chief Executive Officer and President effective November 2, 2015.  He will also become a member of the Terex Board of Directors effective November 2, 2015.  Mr. Garrison will succeed outgoing CEO Ronald M. DeFeo, who will continue to serve as Executive Chairman of the Company through December 31, 2015.  Mr. DeFeo will continue as a consultant for Terex after December 31, 2015 through December 31, 2016.

Mr. Garrison joins Terex from Textron, Inc. (NYSE: TXT) where he served as President and CEO of their Bell Helicopter Segment.  Prior to that, Mr. Garrison was President of Textron’s Industrial Segment and E-Z-GO.  He was also President and CEO at Azurix Corporation and held senior leadership positions at Case Corporation, and served as an officer in the United States Army.

“John is a proven leader with considerable experience across a variety of industries.  The Board considered a highly qualified pool of outstanding candidates and we strongly believe that John is the right person to lead Terex and Konecranes Terex into the future,” said David Sachs, Terex Lead Director.  “We are grateful for Ron’s many contributions to Terex over the years and his leadership through both good and bad economic cycles in continuing to improve the Company into the premier company it is today.  We are pleased that Ron will be available through the leadership transition.”

Mr. DeFeo added, “I am proud of the company Terex has become in my 23 years as Terex’s leader.  With my planned retirement, this day was inevitable and I am confident that John will be able to continue to create value for our shareholders and the shareholders of Konecranes Terex.”

“I am extremely excited to be leading Terex at such an important time in its history.  I look forward to building on the strong foundation the team has built and positioning Terex and Konecranes Terex for success in the future,” said Mr. Garrison.

Mr. Garrison is a 1982 graduate of the United States Military Academy at West Point and received a Master of Business Administration from the Harvard Business School.  He will be based in Westport, CT.

Forward Looking Statements:
This press release contains forward-looking information based on the current expectations of Terex Corporation.  Because forward-looking statements involve risks and uncertainties, actual results could differ materially.  Such risks and uncertainties, many of which are beyond the control of Terex, include those factors that are more specifically set forth in the public filings of Terex with the Securities and Exchange Commission.  Actual events or the actual future results of Terex may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors.  The forward-looking statements speak only as of the date of this press release.  Terex expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

About Terex:
Terex Corporation is a lifting and material handling solutions company reporting in five business segments: Aerial Work Platforms, Construction, Cranes, Material Handling & Port Solutions and Materials Processing.  Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, manufacturing, shipping, transportation, refining, energy, utility, quarrying and mining industries.  Terex offers financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services.  Terex uses its website (www.terex.com) and its Facebook page (www.facebook.com/TerexCorporation) to make information available to its investors and the market.

Contact Information:
Tom Gelston
Vice President, Investor Relations
Phone: (203) 222-5943
Email: thomas.gelston@terex.com